

CSM nv
Corporate Affairs

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (0)20 5906328
F +31 (0)20 5906318
E mariette.mantel@csmglobal.com
I www.csmglobal.com


10016413

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
OCT - 4 2010
WASH, D.C. 200
SECTION

SUPPL

subject CSM nv, (SEC File No. 82-34886)

date 24 September 2010

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- CSM Press Release 3 September 2010: CSM signed USD 300 million US Private Placement Notes;
- CSM Press Release 9 September 2010: Arkema and Purac sign agreement for joint development of Lactide-based functional additives;
- CSM Press Release 10 September 2010: Purac to build new plant for biomedical polymers.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-West

Mariëtte Mantel
CSM nv

dlw 10/7

Registered, Amsterdam no. 33006580




SEC MAIL PROCESSING
RECEIVED
OCT - 4 2010
WASH. D.C.
200
SECTION

CSM nv
Corporate Communications

Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

T +31 (20) 590 6320
E eva.lindner@csmglobal.com
I www.csmglobal.com

Press Release

CSM signed USD 300 million US Private Placement Notes

date Diemen, the Netherlands, September 3, 2010

CSM has signed a US Private Placement Notes program with 11 institutional investors in the United States and United Kingdom. The issuance of USD 300 million under this program consists of three tranches with maturities of 5, 7 and 10 years, with a weighted average period of 7.2 years and a weighted average interest of 4.1%.

The proceeds will be made available by the investors on October 28, 2010.Part of the proceeds will be used to fully repay the borrowings under the USD 385 Revolving Credit Facility, maturing July 2011 and to reduce the borrowings under the EUR 700 million Revolving Credit Facility with a remaining tenor until July 2014.

With this program CSM continues to have a solid balance sheet with ample headroom under the available Revolving Credit Facilities to accommodate further growth.

BofA Merrill Lynch and Barclays Capital acted as Bookrunners and Placement Agents for the transaction.

For more information, please contact:
Press: Eva Lindner, Communication Director, Tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, Tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

Registered, Amsterdam no. 33006580



CSM nv
Corporate Communications
Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands


SEC MAIL
RECEIVED
PROCESSING
OCT - 4 2010
WASH, DC
200
SECTION

Press Release

Arkema and Purac sign agreement for joint development of Lactide-based functional additives

date September 9, 2010

Arkema and CSM subsidiary Purac announce their collaboration in functional Lactide-based additives (so-called block copolymers). These additives will enhance the thermo-mechanical and physical properties of many biobased polymers, such as Poly Lactic Acid (PLA), resulting in a wider range of application opportunities. These additives are produced by Arkema's organic catalysis technology, using Purac's L- and D-Lactide monomers.

Gerard Hoetmer, CEO of CSM comments *"The joint development with Arkema will add a number of functional properties to biobased plastics, for example in the field of heat resistance and impact strength, which will open up opportunities for new applications. The partnership with Arkema will enhance and accelerate the further development of the bioplastics market."*

Purac is enabling the growth of the PLA market through partnerships with leading and innovative companies throughout the value chain. PLA is a strongly growing biobased thermoplastic polymer which can be widely used in packaging, textile and other consumer goods.

Background
Arkema is a global chemical company consisting of three businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 4.4 billion euros in 2009. Arkema has 13,800 employees in over 40 countries and 7 research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Arkema is known for its expertise in anionic and controlled radical polymerisation technologies. A polymer range based on these technologies is already available on the market under the Nanostrength® brand name. Arkema has developed a new ring-opening polymerisation process based on organic catalysis, thereby enabling full control over the polymer architecture. This process helps produce high purity copolymers from cyclic compounds such as lactides and lactones, providing environmental benefits due to absence of metal residues. The combined know-how of Arkema and Purac will allow the development of this new range of high purity functional block copolymers containing PLA segments.

Registered, Amsterdam no. 33006580



For more information, please contact:
Press: Eva Lindner, Communication Director, Tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, Tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com

Registered, Amsterdam no. 33006580

SEC File No. 82-34886



CSM nv
Corporate Communications
Nienoord 13
1112 XE Diemen
PO Box 349
1000 AH Amsterdam
the Netherlands

Press Release

Purac to build new plant for biomedical polymers

date September 10, 2010

CSM's subsidiary Purac announces that it will invest in a new manufacturing facility for its biomedical polymers. The plant is meant to support the growing resorbable polymers business of Purac Biomaterials. Purac currently operates a plant for biomedical polymers in The Netherlands. This second facility will be built in the USA. The investment for this new plant will be EUR 15 million. The construction of the facility will start in 2011 and is expected to be completed before the end of the year.

Gerard Hoetmer, CEO of CSM comments: *"This represents an important step in the biomedical polymer business and shows Purac's continued commitment to this market. It provides us with the capability to support the growth of our existing and new business partners."*

Besides an increase in the production capacity, the new facility will bring Purac Biomaterials more flexibility and a more balanced presence in its global markets.
The Purac Biomaterials business comprises Lactide based polymers such as Poly Lactic Acid (PLA) and Lactide/Glycolide Copolymers (PLGA). The technology as developed for Purac's biomedical polymers also formed the basis for Purac's activities in L- and D-Lactides for bioplastics such as Poly Lactic Acid (PLA).

For more information, please contact:
Press: Eva Lindner, Communication Director, Tel. +31 20 5906320
Analysts: Ian Blackford, Investor Relations Manager, Tel. +31 (0)20 5906349 / cell phone +44 (0)7767 227506

Background information:
CSM is the largest supplier of bakery products worldwide and is global market leader in lactic acid and lactic acid derivatives. CSM produces and distributes an extensive range of bakery products and ingredients for artisan and industrial bakeries and for in-store as well as out-of-home markets. It also produces a variety of lactic acid applications for the food, chemical and pharmaceutical industries. CSM operates in business-to-business markets throughout Europe, North America, South America, and Asia, generates annual sales of € 3 billion and has a workforce of around 10,000 employees in 25 countries. CSM is listed on NYSE Euronext Amsterdam. For more information: www.csmglobal.com


RECEIVED
OCT 4 2010
WASH, D.C.
200
SECTION

Registered, Amsterdam no. 33006580